Filed by Penumbra, Inc.
(Commission File No.: 001-37557)
Pursuant to Rule 425 of the Securities Act of 1933
Deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.
(Commission File No.: 001-37557)

January 15, 2026

This filing contains the following communications issued by Penumbra, Inc., a Delaware corporation (the “Company”), on January 15, 2026, relating to the Company’s entry into a definitive agreement to be acquired by Boston Scientific Corporation (“Parent,” and such acquisition, the “Merger”):

External Communications

1.	Social media posts.

Internal Communications

1.	Email from Adam Elsesser, Chief Executive Officer of the Company, sent to the Company’s employees.

2.	Q&A Document for Employees, sent to the Company’s employees.

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External Communications

1.	Social media posts.

LinkedIn and Facebook:

Today, we announced an agreement that Boston Scientific will acquire Penumbra, Inc. By combining Penumbra’s innovative technologies with Boston Scientific’s global commercial footprint, we can expand access to the latest therapies for more people around the world suffering from serious conditions like blood clots or aneurysms. Click here to learn more: <<link to press release>>

X.com

Today, we announced an agreement that Boston Scientific will acquire Penumbra, Inc. This milestone will further expand access to Penumbra’s latest technologies and help more people suffering from serious conditions like blood clots or aneurysms around the world. Click here to learn more: <<link to press release>>

Media Holding Statement:

Penumbra, Inc. and Boston Scientific Corporation have reached an agreement for Boston Scientific to acquire Penumbra.  For more than 20 years, Penumbra has relentlessly pursued innovation to address complex conditions such as stroke and blood clots in the body. Boston Scientific shares a common vision to advance patient care, and together, we can bring these life-saving and life-enhancing technologies to even more patients around the world. Boston Scientific’s acquisition is subject to customary closing conditions, including receipt of Penumbra stockholder approval.

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Internal Communications

1.	Email from Adam Elsesser, Chief Executive Officer of the Company, sent to the Company’s employees.

Employee Email

Dear Penumbra Team,

This morning, we announced that an agreement has been reached for Penumbra to be acquired by Boston Scientific [LINK]. This is a tremendous recognition of what our team has accomplished, and our ability to continue to innovate and support helping our patients and customers.

For over 20 years, Penumbra has focused on developing transformative technologies to treat patients with unmet needs.  Our incredible innovation engine has seen us improve patient care, year after year, across numerous disease states. I am grateful to the amazing people who have contributed to this work and look forward to uniting our efforts and shared values as we come together with Boston Scientific.   Combining with Boston Scientific will enable us to accelerate access to our innovations to significantly help more patients around the world.

Like Penumbra, Boston Scientific was founded with the belief that meaningful innovation can transform medicine. Their work is guided by core values, including caring, diversity and global collaboration, and they strive to tackle challenges with a winning spirit. They were attracted to Penumbra because there is clear alignment in our values and culture.

It is rare that a company of Penumbra's size, maturity and achievement is acquired, and Boston Scientific is committed to Penumbra continuing our work.  Upon the closing of the transaction and in anticipation of our united future, I will become a member of the Boston Scientific Board of Directors.  I am confident that Penumbra becoming part of Boston Scientific will enable us to thrive and rise to greater challenges.

What does this mean for you?

There are no immediate changes in your day-to-day work or reporting structures. Please refer to the attachment as it will answer a number of initial questions.  Boston Scientific’s acquisition of Penumbra is subject to closing conditions, including approval by our stockholders, which will take time. The transaction is expected to close in 2026.  Until that time, we remain separate companies.

I appreciate your patience, and I ask that you please continue as usual. It is your collective expertise, passion and resolve that make Penumbra what it is. I could not be prouder of what we have collectively built.

Thank you for your continued dedication as we embrace the next phase of the Penumbra story.

With the greatest respect and deepest gratitude,

Adam

2.	Q&A Document for Employees, sent to the Company’s employees.

This Q&A document is intended to answer some of the questions you may have about the pending acquisition of Penumbra, Inc. by Boston Scientific.  Further information will be coming.

1.	What was announced this morning by Penumbra and Boston Scientific?

Penumbra, Inc. and Boston Scientific Corporation have reached an agreement for Boston Scientific to acquire Penumbra.  The transaction is anticipated to close in 2026, after which Penumbra will become a standalone group within Boston Scientific. Penumbra employees will become part of the Boston Scientific organization.

Penumbra shareholders, including employee shareholders, will receive $374 in a mix of cash and Boston Scientific stock for each share of Penumbra common stock they own.

2.	Who is Boston Scientific and what do they do?

Boston Scientific transforms lives through innovative medical technologies that improve the health of patients around the world. As a global medical technology leader for more than 45 years, they advance science for life by providing a broad range of high-performance solutions that address unmet patient needs and reduce the cost of healthcare.

Boston Scientific has almost 55,000 employees worldwide.  It has also been regularly listed as one of Forbes’ World’s Best Employer and Fortune’s World’s Most Admired Companies in recognition of its leadership, innovation and strong workplace culture.

3.	When will this acquisition be completed?

The transaction is expected to close in 2026, subject to receipt of Penumbra shareholder approval and required regulatory approvals and clearances, and other customary closing conditions.

4.	Why were we not informed before now?

Penumbra and Boston Scientific are both publicly traded companies, and it was necessary to treat this transaction with strict confidentiality. We are informing you at the first possible opportunity.

5.	What does the acquisition mean for my role?

There are no immediate changes in your day-to-day work or reporting structures.  Boston Scientific was attracted to Penumbra for what it does and is committed to us continuing our work.  Once the transaction closes, Penumbra will be a standalone group within Boston Scientific.  Over time, opportunities may emerge to leverage each other’s strengths and maximize the sum of our parts.

6.	What does the acquisition mean for our patients?

The acquisition will accelerate Penumbra’s reach to help more patients around the world.   As part of the Boston Scientific organization, we will have more resources and be better positioned for growth and to treat more patients with our technology.

7.	What will it be like to work at the combined company?

Penumbra’s and Boston Scientific’s cultures are very similar; valuing innovation and collaboration and being guided by what is in the best interests of the patient.  Boston Scientific respects Penumbra for what it has accomplished and how it has accomplished it.  The integration will focus on continuity and stability for Penumbra employees, customers and patients.

8.	Will there be lay offs?

Boston Scientific recognizes that Penumbra’s team is our greatest asset. Our priority will be to minimize any disruption to employees, customers and patients.

9.	Will my job responsibilities, reporting structure or FY26 goals change?

Until the transaction closes, Boston Scientific and Penumbra are separate companies. and it is business as usual with no change in job responsibilities, reporting structure or FY26 goals.

10.	Will Penumbra maintain its current offices and manufacturing facilities?

Yes.

11.	Will benefit programs applicable to me be affected?

There are no immediate changes to existing benefit programs (for example, 401(k) or health insurances).  There may be changes to future benefit offerings as Boston Scientific has offerings of its own.  More information will be communicated as it becomes available.

12.	What happens to my Penumbra equity awards?

Unvested restricted stock unit awards will generally vest upon the acquisition closing and will be exchanged for a mix of cash and Boston Scientific stock.   As we get closer to the acquisition close, employees with equity awards will be provided with additional details.

13.	What will happen to Penumbra’s Employee Stock Purchase Program (ESPP) and International Employee Stock Purchase Rebate Plan (ESPRP)?

Both the ESPP and ESPRP will continue to operate as normal through the end of the current purchase period.

14.	Does Boston Scientific offer professional development opportunities?

Boston Scientific offers comprehensive training and professional development programs.  Penumbra employees may have access to other learning and development opportunities that are only possible at a company like Boston Scientific.

15.	Will Penumbra notify its customers, partners and suppliers?

Penumbra is sending a communication to our customers, partners and suppliers.  In addition, the press release announcing the acquisition was public so they may already know.

16.	What should I say if I’m contacted by the media or investors about the transaction?

Please do not answer any questions from the media or investors.  Any incoming media questions should be directed to media@penumbrainc.com.  Any incoming investor questions should contact investor@penumbrainc.com.

Similarly, please do not post on social media about the transaction.

17.	Will I be kept informed as the acquisition progresses?

Penumbra is obligated to make public filings with respect to the status of the transaction.

18.	For those that need additional support for help with things like change, anxiety, stress, emotional well being and more, what is available?

Penumbra offers well-being support through confidential counseling, work-life resources and coaching.  Flyers and contact information for the vendors, Concern (for U.S. employees) and Lyra (for international employees) is available on PenHub on the HR page.  U.S. employees can also reference benefit resource information on the PenBenefits site.

19.	Where can I ask further questions?

More information will be shared in the coming weeks and months.  In the meantime, if you have specific questions, please talk to your manager or email info@penumbrainc.com.

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Important Information and Where to Find It

In connection with the proposed Merger, Parent will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of the Company, and Company will mail the Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Parent may file with the SEC in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR PARENT WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Parent through the website maintained by the SEC at www.sec.gov. Security holders will be able to obtain free copies of the documents filed by the Company with the SEC on Company’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Company Investor Relations at investors@penumbrainc.com. Security holders will also be able to obtain free copies of the documents filed by Parent with the SEC on Parent’s website at https://investors.bostonscientific.com/financials-and-filings/sec-filings or by contacting Parent’s Investor Relations at BSXInvestorRelations@bsci.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Parent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Merger. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when they are filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://www.penumbrainc.com/investors/sec-filings/. Information regarding the Company’s directors and executive officers is contained in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000012/pen-20241231.htm) and in the Company’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Information regarding Parent’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in Parent’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000017/bsx-20250319.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000011/bsx-20241231.htm), in Parent’s Form 8-K filed on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000024/bsx-20250418.htm), in Parent’s Form 8-K filed on September 4, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000043/bsx-20250829.htm), in Parent’s Form 8-K filed on October 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000048/bsx-20251022.htm), and in Parent’s Form 8-K filed on November 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000052/bsx-20251118.htm). To the extent holdings of Parent’s securities by the directors and executive officers of Parent have changed from the amounts of securities of Parent held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, the respective businesses and industries of the companies, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the Company’s business and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of the Company and Parent; (iii)  the Company’s ability to implement its business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against the Company or its directors; (vi) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations; (vii) the ability of the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting the Company’s business; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which the Company operates; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect the Company’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of the Company. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity. The Company assumes no obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.